FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL FACT

ENEL CHILE S.A.

Securities Registration Record N° 1139

Santiago, December 19, 2022

Gen. Mgmt. No. 026/2022

Mrs. Solange Bernstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.: Communicates Material Fact

Dear Madam,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission (“CMF” in Spanish), and as duly authorized on behalf of ENEL CHILE S.A. (“Enel Chile”, or the “Company”), I hereby inform you of the following material fact:

The Company's Board of Directors has taken notice of the material fact issued by its subsidiary Enel Generación Chile S.A. ("Enel Generación Chile"), informing that all the authorizations to which the commercial agreement with Shell Global Energy Limited, Singapore Branch, communicated by Enel Generación Chile S.A. through the material fact dated November 25, 2022 was subject, have been granted.

As reported by our subsidiary, all corporate authorizations from the parties involved were obtained for the amendment of the contract called LNG Sale and Purchase Agreement, dated July 26, 2013 (the Fifth LNG SPA). This amendment primarily consists of the partial disposal of certain LNG volumes, which are projected as surplus considering the commitments already acquired by Enel Generación Chile S.A.

The aforementioned amendments were materialized through a direct agreement between Enel Generación Chile and Shell, signed on December 19, 2022, in which Shell undertakes to pay the total amount of USD 520 million, which will be fully paid and recorded as operating revenues for the year 2022, generating a positive effect on the Company's consolidated net income of USD 355 million approximately.

Sincerely,

Fabrizio Barderi

Chief Executive Officer

Enel Chile S.A.

c.c.: Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
--------------------------------------------------

Title: Chief Executive Officer

Date: December 19, 2022